UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2017

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant's name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on March 7, 2017, announcing the Registrant’s financial results for the fourth quarter and full year ended December 31, 2016.

Exhibit No.

99.1	Press Release issued by Nano Dimension Ltd. on March 7, 2017, announcing its financial results for the fourth quarter and full year ended December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd. (Registrant)

By:	/s/ Yael Sandler
Name:	Yael Sandler
Title:	Chief Financial Officer

Date: March 7, 2017

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